Regulation S-X under the Securities Exchange Act of 1934
Rule 6-03(c)

April 29, 2008

RESPONSE OF THE OFFICE OF CHIEF ACCOUNTANT
DIVISION OF INVESTMENT MANAGEMENT

In your letter dated February 13, 2008, you request our assurance that the staff would not recommend enforcement action to the Commission against Gold Portfolio, a series of Fidelity Select Portfolio, a registered investment company and business trust organized under the laws of the Commonwealth of Massachusetts, under Rule 6-03(c)(1) of Regulation S-X with respect to its proposed consolidation of its financial statements as of February 29, 2008, with those of its wholly-owned subsidiary, Fidelity Select Gold Cayman Ltd., a Cayman Islands limited company (the "Gold Subsidiary").

You state that Gold Portfolio's principal investments consist of securities of companies principally engaged in gold-related activities, and gold bullion or coins. You state that historically, Gold Portfolio has not invested directly in commodities such as gold because the income derived from such investments is not considered qualifying income under Subchapter M of the Internal Revenue Code (the "Code"). You represent that Section 851(b)(2) of the Code states, in relevant part, that a corporation shall not be considered a regulated investment company for any taxable year unless, among other things, at least 90% of its gross income is derived from "dividends, interest, payments with respect to securities loans (as defined in section 512(a)(5)), and gains from the sale or other disposition of stock or securities (as defined in section 2(a)(36) of the Investment Company Act of 1940, as amended) or foreign currencies, or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies" or from net income of certain publicly traded partnerships. You state that in order to gain significant exposure to these instruments, Gold Portfolio (and certain other Fidelity Funds) obtained a ruling from the U.S. Internal Revenue Service ("IRS Ruling"), which concluded that income arising from investments in certain foreign corporations (*i.e.,* corporations that are "controlled foreign corporations" for purposes of the Code) that invest in commodities and commodities-linked investments constitutes qualifying income (the "IRS Ruling").

You represent that consistent with the IRS Ruling, certain Fidelity Funds, including Gold Portfolio, have formed, or may in the future form, Cayman Islands limited companies as wholly-owned subsidiaries (each a "Subsidiary"). You state that each Subsidiary, including Gold Subsidiary, is authorized to invest in commodities, commodities-linked instruments and derivatives and commodity exchange-traded funds, in each case, to the extent consistent with the investment objectives and policies of its corresponding Fidelity Fund. You state that the purpose of each Subsidiary is to serve as a vehicle through which its corresponding Fidelity Fund may gain investment exposure to commodities in a manner consistent with the IRS Ruling. As a result of Gold Portfolio's investment in Gold Subsidiary, Gold Portfolio could receive income derived from commodities, such as gold, to a greater extent than otherwise permitted by Subchapter M had Gold Portfolio invested in the commodities directly.

You state that the investment company diversification tests under Section 851(b)(3)(B) of the Code limit a mutual fund's investment in the securities of any one issuer to 25% of the investment company's assets at the end of each quarter and as a result, each Fidelity Fund would limit its investment in a Subsidiary to 25% of the Fidelity Fund's assets at the end of each quarter. You state that depending on its investments, the Gold Subsidiary may not be an investment company under Section 3(a)(1) of the Investment Company Act of 1940 (the "1940 Act"). Alternatively, the Gold Subsidiary may be excepted from the definition of investment company by Section 3(c)(7) of the 1940 Act. You state that you believe, however, that because the Gold Subsidiary is authorized to invest in securities, and may invest primarily in securities, and because the Gold Subsidiary will operate in all other respects as an investment company, including accounting for Gold Subsidiary's holdings using the fair value basis of accounting, the Gold Subsidiary should be treated as an investment company for purposes of consolidating the Gold Portfolio's financial statements.

You state that typically, a registered investment company may consolidate its financial statements only with a subsidiary that is another registered investment company. You state that although U.S. Generally Accepted Accounting Principles and Rule 6-03(c)(1) of Regulation S-X preclude consolidation by a registered investment company of any entity other than another investment company, it would be appropriate to consolidate the financial statements of the Gold Subsidiary into the Gold Portfolio because it would give shareholders a more accurate picture of the Gold Portfolio and its financial position, structure and investment strategies, and would more fully reflect the fact that the sole purpose of the Gold Subsidiary is to serve as a vehicle through which the Gold Portfolio gains exposure to particular commodities.

Based on the facts and representations in your letter, we would not recommend enforcement action to the Commission against the Gold Portfolio under Rule 6-03(c)(1) of Regulation S-X if the financial statements of the Gold Subsidiary are consolidated into the financial statements of the Gold Portfolio. You should note that different facts or representations may require a different conclusion. Further, this response expresses the position of the Division on enforcement only, and does not purport to express any accounting or legal conclusions on the issues presented. If you have any comments or questions, please contact Chad Gazzillo at (202) 551-6934.

Richard F. Sennett
Chief Accountant
Division of Investment Management

Fidelity Investments

February 13, 2008

Richard F. Sennett
Chief Accountant
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 4720
Washington, DC 20549-4720

Re: Consolidation of Gold Portfolio, a series of Fidelity Select Portfolio
(File Nos. 002-69972, 811-03114)

Dear Mr. Sennett:

Request for Relief

We are submitting this letter to you to seek your confirmation of our approach with respect to the proposed consolidation of financial statements as of February 29, 2008 for Gold Portfolio, a series of Fidelity Select Portfolio, a registered investment company and business trust organized under the laws of the Commonwealth of Massachusetts, with those of its wholly-owned subsidiary, Fidelity Select Gold Cayman Ltd., a Cayman Islands limited company (the "Gold Subsidiary").[1] Our desire to consolidate is based upon interpretations of the authoritative accounting literature defining generally accepted accounting principles (GAAP) and is intended to provide greater transparency to Gold Portfolio's shareholders. We intend to file the annual financial statements for Gold Portfolio on or before April 30, 2008.

Description and Background

Gold Portfolio's principal investments consist of securities of companies principally engaged in gold-related activities, and gold bullion or coins. Subchapter M of the U.S. Internal Revenue Code of 1986 (the "Code") provides that a company shall not qualify as a regulated investment company under the Code unless at least 90% of the company's gross income is considered to be "qualifying income" (the "Qualifying Income Test").[2] Historically, Gold Portfolio has not invested directly in commodities such as gold because the income derived from such investments is not considered qualifying income. In order to gain significant exposure to these instruments,

---

1 Although this letter addresses Gold Portfolio, it also serves as an indirect notice of our proposal to issue consolidated financial statements for certain other Fidelity mutual funds (the "Fidelity Funds") under terms and conditions that are substantially the same, except as noted herein.

2 Section 851(b)(2) of the Code states, in relevant part, that a corporation shall not be considered a regulated investment company for any taxable year unless, among other things, at least 90% of its gross income is derived from "dividends, interest, payments with respect to securities loans (as defined in section 512 (a)(5)), and gains from the sale or other disposition of stock or securities (as defined in section 2(a)(36) of the Investment Company Act of 1940, as amended) or foreign currencies, or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies" or from net income from certain publicly traded partnerships.

Fidelity Management & Research Company
82 Devonshire Street
Boston, MA 02109-3614
Phone: 617 563-7000

Gold Portfolio (and certain other Fidelity Funds) obtained a ruling from the U.S. Internal Revenue Service, which concluded that income arising from investments in certain foreign corporations (*i.e.*, corporations that are "controlled foreign corporations" for purposes of the Code) that invest in commodities and commodities-linked investments constitutes qualifying income (the "IRS Ruling").[3]

Consistent with the IRS Ruling, certain Fidelity Funds have formed, or may in the future form, Cayman Islands limited companies as wholly-owned subsidiaries (each a "Subsidiary"). Each Subsidiary is authorized to invest in commodities, commodities-linked instruments and derivatives and commodity exchange-traded funds, in each case, to the extent consistent with the investment objectives and policies of its corresponding Fidelity Fund. The purpose of each Subsidiary is to serve as a vehicle through which its corresponding Fidelity Fund may gain investment exposure to commodities in a manner consistent with the IRS Ruling. Each Subsidiary intends to satisfy the requirements of Section 3(c)(7) of the Investment Company Act of 1940, as amended (the "1940 Act"), and will not be registered as an investment company under the 1940 Act. Each Fidelity Fund will maintain only one Subsidiary, and each Subsidiary intends to offer its shares only to one Fidelity Fund through a private placement exempt from the registration requirements of Section 5 of the Securities Act of 1933, as amended.

Gold Portfolio has formed the Gold Subsidiary as its wholly-owned subsidiary. Under the Articles of Association of the Gold Subsidiary, shares issued by the Gold Subsidiary confer upon Gold Portfolio, as shareholder, the right to receive notice of, to attend and to vote at general meetings of the Gold Subsidiary, rights in a winding-up or repayment of capital and the right to participate in the profits or assets of the Gold Subsidiary. The investment company diversification tests under Section 851(b)(3)(B) of the Code limit a mutual fund's investment in the securities of any one issuer to 25% of the investment company's assets at the end of each quarter. As a result, each Fidelity Fund would limit its investment in a Subsidiary to 25% of the Fidelity Fund's assets at the end of each quarter.

While the Gold Subsidiary is authorized to invest in commodities and securities, we anticipate that initially its investments will be solely in commodities such as gold bullion. Over time, however, the Gold Subsidiary may expand its holdings to include other permissible investments, including securities. We recognize that commodities generally would not be "securities" as defined in Section 2(a)(36) of the 1940 Act, and therefore if the Gold Subsidiary were to invest solely in such commodities, it would not be an "investment company" as defined in Section 3(a)(1) of the 1940 Act even absent the qualifications for the 3(c)(7) exemption.[4] We believe, however, that because the Gold Subsidiary is authorized to invest in "securities" within the meaning of Section 2(a)(36), and may invest primarily in securities in the future, and because the Gold Subsidiary will operate in all other respects as an investment company, the Gold Subsidiary should be treated as an investment company for purposes of consolidating the Gold Portfolio's financial statements.

---

3 *See Priv. Ltr. Rul. 200743005* (Jul. 20, 2007).

4 *See, e.g., CoinVest, Inc.* (pub. avail. June 10, 1974) (stating that "coins, silver bullion and other metals are not securities as defined in Section 2(a)(36)").

Discussion and Analysis

Issue Presented

As discussed in greater detail below, typically a registered investment company may consolidate its financial statements only with a subsidiary that is another registered investment company. We believe, however, that it also would be appropriate for a registered investment company to consolidate its financial statements with a subsidiary that would be a registered investment company but for certain statutory exemptions (such as the Gold Subsidiary) so long as consolidation led to greater transparency and accuracy for investors and would be consistent with the operation and treatment of the subsidiary. We are seeking your confirmation of this approach.

Authoritative Accounting Literature

Under GAAP, an investment company is precluded from consolidating an entity other than another investment company. While ARB No. 51, *Consolidation of All Majority-Owned Subsidiaries*, as amended by FAS 94[5], addresses general consolidation requirements, registered investment companies must adhere to narrower provisions within Article 6 of Regulation S-X as well as specific requirements called for in the AICPA Audit and Accounting Guide, *Audits of Investment Companies.*[6]

Under Article 6 of Regulation S-X, Rule 6-03(c)(1) also precludes consolidation by a registered investment company of any entity other than another investment company. This restriction exists to ensure that the registered investment company's financial statements clearly distinguish between the operations of the fund and its portfolio companies, which typically are operating companies with businesses other than investing.[7] The Gold Subsidiary will be subject to the investment policies and limitations of the Gold Portfolio, as if it were itself an investment

---

5 FAS 94 eliminates three exceptions provided by ARB No. 51 relating to the general rule that majority-owned subsidiaries should be consolidated. The exceptions are not relevant to the instant case.

6 We also considered Financial Accounting Standards Board (FASB) interpretation Number 46 (revised December 2003) ("FIN 46(R)") Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, Consolidated Financial Statements, which precludes registered investment companies from its consolidation provisions unless the investee is a variable interest entity and a registered investment company. FIN 46(R), however, is not applicable to the Gold Portfolio in the instant case because the Subsidiary does not meet the definition of a variable interest entity due to the Gold Portfolio's majority voting ownership and controlling financial interest in the Subsidiary.

7 The Audit Guide provides for the limited use of consolidation of a non-investment company investee when the investee is an operating company that provides services to the investment company (e.g., an investment adviser or transfer agent) under the theory that the purpose of the investment is to provide services to the investment company rather than to realize a gain on the sale of the investment.

company, will otherwise be treated as an investment company for all salient purposes, [8] and is an extension of the Gold Portfolio rather than a portfolio company.

Further, the Gold Portfolio meets the accounting definition of an investment company under the proposed AICPA Statement of Position ("SOP") 07-1 (June 11, 2007). The SOP provides guidance for determining whether an entity is within the scope of the AICPA Audit and Accounting Guide: Investment Companies (Updated as of May 1, 2006) (the "Audit Guide"). Under the SOP, an investment company is:

> ". . . a separate legal entity whose business purpose and activity are investing in multiple substantive investments for current income, capital appreciation, or both, with investment plans that include exit strategies. Accordingly, investment companies do not acquire or hold investments for strategic operating purposes and do not obtain benefits (other than current income, capital appreciation, or both) from investees that are unavailable to noninvestor entities that are not related parties to the investee."

The Gold Subsidiary meets each of the criteria under the SOP definition.[9]

Because the Gold Subsidiary will be treated as an investment company, its business purpose and objectives are aligned with the Gold Portfolio, and this position is supported by the SOP, we believe consolidation is the most fair and meaningful presentation for the purpose of financial statements.

Basis for Conclusion to Consolidate

We believe that consolidating the financial statements of the Gold Subsidiary into the Gold Portfolio would give shareholders a more accurate picture of the Gold Portfolio and its financial position, structure and investment strategies, and would more fully reflect the fact that the sole purpose of the Subsidiary is to serve as a vehicle through which the Gold Portfolio gains exposure to particular commodities. Furthermore, we believe that the consolidation of Gold Portfolio financial statements would be consistent with the approach agreed to by the staff of the U.S. Securities and Exchange Commission with respect to testing for diversification compliance under the 1940 Act in the context of similar structures.[10]

---

8 Treated as an investment company, the Gold Subsidiary's holdings will be accounted for using the fair value basis of accounting (rather than alternative methods that may apply to operating companies). This basis of accounting would be retained in consolidation with the Gold Portfolio.

9 While we note that the AICPA Board recently issued a proposed FASB Staff Position that would indefinitely defer the effective date of the SOP to address various implementation issues, we believe that the definition articulated in the SOP remains persuasive and relevant to the instant case.

10 *See, e.g. South Asia Portfolio* (pub. avail. Mar. 12, 1997) (where the applicant represented that the fund using a subsidiary would "be deemed to own holdings of the [subsidiary] for purposes of compliance with the fund's diversification requirements and investment policies") and *Templeton*

The Gold subsidiary will, for all relevant purposes, operate as an investment company, be wholly-owned by the Gold Portfolio, and be established to act as an investment vehicle for the Gold Portfolio. These factors, coupled with our evaluation of the relevant accounting literature, support the view that consolidated financial statements are appropriate for the Gold Portfolio.

To facilitate your review of this matter, we would be pleased to discuss our request with you and answer any questions you may have at your convenience, prior to the fund's fiscal year end on February 28, 2008. Please contact Kenneth Robins, Deputy Treasurer, Select Gold Portfolio at (617) 563-2504.

Sincerely,

Kimberley H. Monasterio
Treasurer
Fidelity Select Portfolio

Eric Roiter
Senior Vice President and General Counsel
Fidelity Management & Research Company

Vietnam Opportunities *Fund, Inc.* (pub. avail. Sep. 10, 1996) (where "as a condition to the requested no-action relief, [applicant] undertakes that all investments by a [subsidiary], when aggregated with [applicant]'s other holdings, would comply with the [applicant]'s then-current investment restrictions]").

END